Filed by Dell Technologies Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6 of the

Securities Exchange Act of 1934

Subject Company: Dell Technologies Inc.

(Commission File No. 001-37867)

•	The following is a transcript of the investor call held on November 29, 2018.

DELL INCORPORATED

Moderator:    Robert Williams

November 29, 2018

5:00 p.m. Central

Robert Williams	Thanks Victoria.

Good afternoon and evening and thanks for joining us. With me today is our CFO, Tom Sweet, our vice-chairman, Products and Operations, Jeff Clarke, and our Treasurer, Tyler Johnson.

We’ve posted our third quarter press release and webdeck on our website. I encourage you to review these documents for additional perspective. Our third quarter 10-Q will be filed on Monday, December 10th.

Let me take a moment to address the pending Class V transaction.

Following extensive outreach and engagement, on November the 15th, we announced amendments to the proposed Class V common stock transaction. We filed a supplemental to our definitive form S-4 on November 26th, and we are scheduled to hold the special meeting and stockholder vote on Tuesday, December 11th, at 8:00 a.m. Central Time.

We expect to announce stockholder approval of the transaction on December 11th.

So, today, November the 29th, would be the first day of the 17-day measurement period for the determination of the volume-weighted average price of the Class V common stock. This volume-weighted average price will be used to determine the final exchange ratio to be used in connection with the Class V transaction.

In this scenario, we expect the transaction to close in this calendar year, with a projected close date and first day of trading for the Class C common stock on the NYSE under the ticker symbol “D-E-L-L” on December the 28th.

Before I turn it over to Tom, I’d like to remind you of a few items.

During this call, we will reference non-GAAP financial measures, including non-GAAP revenue, gross margin, operating expenses, operating income, net income, EBITDA and adjusted EBITDA. A reconciliation of these measures to their most directly comparable GAAP measures can be found in our webdeck and press release.

Our Q3 non-GAAP operating income excludes $2.4 billion of adjustments. A large portion of these are non-cash and relate to purchase accounting and amortization of intangible assets. Please refer to the supplemental slides beginning on slide 22 for details of our non-GAAP adjustments.

Please also note that all growth percentages refer to year-over-year unless otherwise specified.

Finally, I would like to remind you that all statements made during this call that relate to future results and events are forward-looking statements, based on current expectations. Actual results and events could differ materially from those projected, due to a number of risks and uncertainties, which are discussed in the cautionary statement section in our webdeck. We assume no obligation to update our forward-looking statements.

With that, I’ll turn it over to Tom.

Tom Sweet	Thanks, Rob.

Today, Dell Technologies has assembled a broad set of capabilities that are differentiated within the industry and drive an attractive financial model. We are running the business in a disciplined way for the long term, with our primary focus on relative growth and share gain and the optimization of cash flow. Our capital structure is efficient, drives flexibility, and we continue to focus our capital allocation framework on debt reduction.

We are in the midst of a technology-led investment cycle, driven by digital transformation and the enormous amount of data that is getting created every day. Our focus and investments are centered on data and the enablement through our technologies, to help our customers digitally transform and drive their businesses forward.

We are investing for long-term growth. We believe we have a differentiated portfolio in its breadth and capability, and our customers increasingly see us as a key partner to meet their needs from the edge to the core, to the cloud, which is showing up in our results.

We delivered another strong quarter of top-line velocity as all three of our reportable segments delivered double-digit revenue growth for the third consecutive quarter.

GAAP revenue for the quarter was $22.5 billion, up 15 percent, with a GAAP operating loss of approximately $356 million.

As Rob mentioned in his introductory comments, there are many adjustments between GAAP and non-GAAP results. I do want to call out a $190 million goodwill impairment related to Virtustream due to a reset of the long-term business model as we streamline the product portfolio.

Non-GAAP revenue was $22.7 billion, up 14 percent, driven primarily by double-digit growth in servers, commercial client, and VMware.

Gross margin was up 8 percent to $7.0 billion, and was 30.9 percent of revenue, which was down 170 basis points, due to mix dynamics within ISG, as server results continued to be strong, and foreign exchange impacts and supply chain headwinds within CSG.

Operating expense was $4.9 billion, up 13 percent, and was 21.8 percent of revenue as our investments layered in, which is consistent with our comments on the Q2 call regarding the back half of this year. As a reminder these investments are principally focused on go-to-market coverage expansion.

Operating income was down 2 percent to $2.1 billion, or 9.1 percent of revenue.

Adjusted EBITDA for the quarter was $2.4 billion or 10.7 percent of revenue. On a trailing twelve months basis, adjusted EBITDA was $10.0 billion.

Turning to the business segments, revenue for the Infrastructure Solutions Group was $8.9 billion, up 19 percent. The increase was driven by a 30 percent growth in servers and networking to $5.1 billion, and 6 percent growth in storage to $3.9 billion.

This marked the third consecutive quarter of revenue growth for storage as we continue to make progress.

Quite frankly, we would have liked to have seen higher growth in storage this quarter, but we do believe we have taken the right actions to drive meaningful long-term improvements in the storage business.

We are pleased with the overall server velocity. We continue to see strong demand for our PowerEdge server products and significant increases in server average selling prices, driven by increased acceptance of our 14th generation products, and increases in memory and storage content.

Operating income for ISG was $935 million, or 10.5 percent of revenue, which is down 100 basis points. Similar to the past few quarters, we continue to see a mix shift within ISG due to strength in servers, which has impacted our overall ISG operating margin percentage.

Revenue for the Client Solutions Group was up 11 percent to $10.9 billion. Commercial revenue grew 12 percent to $7.6 billion, driven by balanced double-digit growth in commercial notebooks, desktops and workstations. Consumer revenue was $3.3 billion, up 8 percent, primarily due to strength in notebooks.

CSG operating income was $447 million or 4.1 percent of revenue. Operating income was down 29 percent, against a stronger prior period, and though an improvement from Q2, it was still lower than our expectations, as the team navigated through foreign exchange and supply chain headwinds.

Overall, we continue to be pleased with the business trajectory and relative performance, and will continue to focus on relative growth, and improving profitability through pricing and go-to-market execution around product mix and attach.

The VMware segment had another strong quarter, delivering $2.2 billion of revenue, which was up 15 percent. Operating income was $768 million, or 34.5 percent of revenue.

Based on VMware’s standalone results reported earlier today, the company had license revenue growth of 17 percent, driven by broad portfolio strength, with license bookings growth up double-digits for NSX and vSAN and VxRail, and up high-single-digits for End-User Computing and core Software-Defined Data Center.

Revenue from our Other Businesses, which includes Pivotal, Secureworks, RSA Security, Virtustream, and Boomi was $583 million, up 5 percent.

Now, let me turn it over to Tyler, to walk you through our capital structure.

Tyler Johnson	Thanks, Tom.

In the third quarter, we generated cash flow from operations of $833 million. It is typical that cash flow is lower in Q3 due to the seasonal decline in revenue, and this follows the strong cash performance we saw in Q2.

In addition, Q3 cash flow was impacted by higher inventory as a result of overall business growth, holiday seasonality and supply chain dynamics.

We expect these working capital dynamics to be temporary, but the impacts could last a few more quarters.

On a trailing twelve months basis, cash flow from operations was $7.7 billion, and we ended Q3 with a cash and investments balance of approximately $20.4 billion.

Deferred revenue was $22.1 billion, up approximately $3.3 billion year-over-year and growing slightly faster than top-line revenue. Deferred revenue growth reflects higher hardware and software maintenance from growth in the business.

During Q3, we repaid $1.2 billion of debt, which included prepaying the outstanding balance of our Term Loan A-3, scheduled to mature in December of this year, plus another approximately $100 million of amortization.

Our core debt balance ended the quarter at $36.2 billion. Net core debt, which is core debt less cash and investments excluding unrestricted subsidiaries, ended the quarter at $30.2 billion.

Total debt decreased to $49.4 billion, down approximately $940 million compared to the prior quarter, due to our debt repayment, partially offset by an increase of approximately $350 million in DFS debt.

Dell Financial Services originations were $1.6 billion, essentially flat year over year as the business begins to normalize after the EMC integration. We finished the third quarter with financing receivables of $8.1 billion, which was up $1.1 billion or 16 percent compared to Q3 of last year. These receivables are funded by $7.1 billion of non-core debt, mainly through securitization.

Before I turn the call over to Jeff, let me touch on a couple of points related to the Class V transaction and capital allocation.

Assuming investors elect the maximum cash option, our overall cash and investments balance will decline approximately $11 billion in Q4 due to the VMware special dividend paid to stockholders.

In addition, as disclosed in our November 15th press release announcing the revised Class V transaction, we have received commitments for up to $5 billion of bridge financing, so our debt balance will increase when we close the transaction, assuming investors elect the maximum cash option.

Regarding the permanent financing, related to the bridge, we will take a prudent approach, minimizing our cost of capital, while maintaining a manageable maturity profile.

We remain committed to de-leveraging and achieving investment grade ratings from the rating agencies, though we acknowledge that timing may now be delayed. We believe the incremental debt associated with this unique transaction is appropriate, helping to further align economic and equity interests within Dell Technologies as we look at the long-term framework of the company.

We will continue to run the same financial model built around free cash flow generation, which has enabled a significant amount of de-leveraging to date. Our capital allocation strategy remains unchanged, with the majority being used to reduce debt. Since closing the EMC transaction, we’ve paid down approximately $14.4 billion of gross debt, excluding DFS-related and subsidiary debt, while continuing to make appropriate and timely business investments.

As we look forward to FY20, our intent is to pay down the full $4.8 billion coming due, using a combination of free cash flow generation, balance sheet cash, and short-term revolver draw. We will also continue to evaluate refinancing opportunities as we optimize our capital structure.

With that, let me turn it over to Jeff to discuss the operational highlights for ISG and CSG.

Jeff Clarke	Thanks, Tyler, and good evening, everyone.

At our analyst day in September, you heard us talk about the Data Era, and how that data is creating new opportunities and trends in Artificial Intelligence, Machine Learning, 5G and Edge computing. The Data Era is creating a new set of IT requirements in how that data is managed, stored, analyzed, secured and protected, presenting an exciting opportunity for Dell Technologies.

We are seeing this opportunity translate into our businesses, adding more than 75,000 new buyers year-to-date across our commercial and enterprise sales organizations.

Moving to the businesses, we are pleased with the results for the ISG segment, which delivered its third consecutive quarter of double-digit revenue growth. Storage had its third straight quarter of positive growth and servers and networking delivered its eighth consecutive quarter of growth. ISG operating income grew 7 percent to $935 million, which was slower than the revenue growth but consistent with the server/storage mix dynamics within ISG.

Storage revenue was up 6 percent in the quarter. We saw double-digit growth in demand for high-end, file-based and all-flash storage. As Tom said, we would have liked to have seen our storage business grow faster. We continue to focus on accelerating the velocity in mid-range storage through significant investment in our go-to-market engine to increase capacity and coverage, focused innovation to increase the competitiveness of the portfolio, and working towards a new mid-range product that is expected to be available by the end of next year.

We continue to see strong demand for our market-leading hyper-converged portfolio and other software-defined offers. Our VxRail offerings saw triple-digit growth again this quarter on a demand basis and now is well above a $1 billion run-rate.

For servers, we are pleased with the continued strength of our business. We saw double-digit growth in both server units and the average selling prices. IDC is forecasting continued growth and TAM expansion, as they are expecting revenue growth of 24 percent for mainstream servers for calendar 2018.

We are advancing our Multi-Cloud strategy with a broad portfolio of solutions and services supporting hybrid, on- and off-premise private and public cloud offerings. And Dell EMC is the number one IT infrastructure provider in the world offering a wide variety of cloud platforms, cloud-enabled infrastructure, consumption models and services, all from one place.

Shifting to CSG, we had another strong quarter with double-digit revenue growth in our commercial notebooks, desktops, workstations, and our high-end consumer notebooks. Client software and peripherals continue to be a highlight with double-digit revenue growth in displays and high single-digit growth in client peripherals.

Operating income from CSG continues to be a focus area as we focus on balanced growth and profitability, while managing through a few external headwinds, including foreign exchange fluctuations and supply chain challenges.

We are pleased to see CSG profitability improve quarter-over-quarter as we were able to successfully manage some of the macro headwinds already discussed through repricing, and we saw a slight deflationary cost environment that helped us.

Looking at the broader PC industry, unit growth was 0.2 percent for calendar Q3, according to IDC. Dell significantly outperformed the worldwide industry, growing units 5.8 percent in calendar Q3, delivering above-industry growth in desktops, notebooks and in total commercial PCs.

We increased our global PC share on a year-over-year basis for the 23rd consecutive quarter as we gained 90 basis points of unit share worldwide. We continue to believe the industry is in a Windows 10 refresh cycle.

We are the industry leader in workstations and displays worldwide. In calendar Q3, according to IDC, Dell outgrew the industry in workstation units with 13 percent growth. We saw positive year-over-year growth in every region and double-digit growth in both fixed and mobile workstation form factors. For displays, Dell outgrew the industry in calendar Q3, based on DisplaySearch data, to maintain its number one ranking for the 22nd consecutive quarter.

We are focused on modernizing IT through innovation to drive better business outcomes using data-driven artificial intelligence and machine learning technologies. We offer massively scalable, easily managed, high-performance systems that can support both traditional and data-intensive emerging workflows for multiple use cases and verticals, including automotive, financial services, manufacturing and healthcare.

And, we do this in a landscape that continues to evolve with more and more data being generated at the edge. Our end-to-end portfolio positions us and our customers well to take on these opportunities in the Data Era.

We continue to collaborate with VMware and have aligned our development teams around six key innovation areas to bring higher-value software to our customers. The areas include Compute, Software-Defined Storage, Software-Defined Networking, Hyper-Converged, Cloud and Workspace ONE.

Earlier this month at VMworld Europe, we announced enhancements to the VxRail and the VxBlock System 1000, designed to help customers further automate their operations of the modern data center and their hybrid cloud environments.

This collaboration, along with the work that we are doing with Secureworks, Boomi and RSA, is a clear example of how we are truly Better Together to deliver best-in-class solutions for our customers.

In closing, earlier this month, we met with industry analysts in Chicago and the response to our strategy and customer positioning was very positive. We are pleased with the performance in the business so far this year and remain focused on executing our strategy as we finish out FY19 and look ahead to FY20. We’ve made the right decisions for long-term growth and are confident we have the broadest and most advanced portfolio to help customers with their digital transformations.

With that, let me turn it back over to Tom.

Tom Sweet	Thanks, Jeff.

Looking forward, we are confident in the business. Customer receptivity to the Dell Technologies’ set of solutions is strong, and the global macroeconomic environment is still positive, albeit with headwinds as we look around the globe.

Overall, we’re optimistic about the market opportunity and we will continue executing our strategic areas of focus. As a reminder, these include: growing above the market and driving share gains, generating strong cash flow and de-levering the balance sheet, executing in ISG and driving profitability by balancing growth and margins, and being a trusted partner for our customers by listening and addressing their needs with our full range of capabilities.

As we look to close out fiscal ‘19, our guidance for the full year is unchanged. We expect non-GAAP revenue between $90.5 billion and $92.0 billion, non-GAAP operating income between $8.4 billion and $8.8 billion, and non-GAAP net income between $4.9 billion and $5.3 billion.

While still very early in the quarter, for the full year, we are trending slightly below the midpoint of the range for revenue and slightly above the midpoint of the range for operating income.

Given the pending Class V transaction, I want to touch on fiscal ‘20 and beyond. The long-term financial framework that we provided at the September Analyst Meeting remains the same. We expect to update our fiscal ‘20 framework during our earnings call in March. However, here are some early thoughts that I’d like you to consider.

First, we will have an accounting change related to the new leasing standard beginning in Q1. The standard will result in more of the leases Dell originates being accounted for as operating leases, with the associated hardware revenue recognized over time versus upfront in a capital lease transaction. The leasing standard is prospective, not retroactive, for this change, and the impacts will depend upon the mix of the business and other factors.

Our current FY20 estimate for this new standard will reduce revenue by between $500 million and $1.5 billion and reduce operating income by between $150 million to $250 million. There is no impact on cash, and EBITDA is expected to be marginally higher, given the new depreciation will be slightly more than the gross margin reduction in fiscal ‘20. The P&L impact should normalize over a three-year period.

Second, we continue to invest in the business in areas such as sales, R&D, and our strategically aligned businesses, with these investments layering in during the second half of this current fiscal year and the first part of fiscal ‘20. We are making these decisions with a disciplined approach and for long-term growth of the company, and we expect to start seeing the return on these investments, particularly in sales productivity, as the year progresses.

Third, given the size of our Dell Technologies Capital Ventures portfolio, we could experience variability quarter to quarter in Financing & Other due to the mark-to-market accounting rules that went into effect this year.

Lastly, pending the continued issuance of regulatory guidance on tax reform, we expect our non-GAAP tax rate to be between 19 percent and 21 percent.

In closing, we look forward to the stockholder vote on December 11th. We believe that the Class V transaction will afford Class V stockholders the opportunity to participate in the future value-creation of Dell Technologies through ownership of the Class C common stock.

We have made significant investments to position our company to achieve sustainable long-term growth by creating a leading global end-to-end technology provider, with significant scale and a comprehensive portfolio of IT hardware, software and service solutions.

As we have communicated in the past, we are managing and running the business for the long term and will make the appropriate investments to ensure we are well-positioned for future growth as we enable our customers to meet their business needs of tomorrow.

With that, I’ll turn it back to Rob to begin Q&A.

Robert Williams	Thanks, Tom.

Let’s get to Q&A. We ask that each participant ask one question with one short follow-up if you have one.

Victoria, can you please introduce the first question?

Operator	We’ll take our first question from David Eller with Wells Fargo.

David Eller	Good evening. Thank you for taking the question.

On Slide 17 you kind of put back out the operating income margin expectations you’ve got over the long-term. But I think this is the first time we’ve seen the 14 percent operating margin guidance for the ISG segment. Could you talk a little bit about expectations for — I know growing storage is probably your primary growth objective at this point, but how much does it have to outgrow servers and networking to get to that 14 percent margin over time?

Tom Sweet	Hey, David. This is Tom. Good question.

Look, the way we think about it is, we have P&L frameworks as we think about the various pieces of our business and the various aspects of our business. And so long-term we have a north star P&L construct for the ISG business that migrates profitability up as we’ve highlighted in that guidance.

And the two key drivers around that guidance are going to be the continued growth of storage — we’ve had three straight quarters now of year over year growth in storage, and the longer-term framework says that we have to roughly recapture about 60 to 70 percent of the share loss that we experienced over the previous I guess almost four years before we started turning the corner this year. And so there is a growth dynamic there within the storage space.

The other dynamic around that, quite frankly, is around continuing to migrate up server profitability over time as we’ve talked about in the past and the actions that we have underway around that as we continue to make sure that our server business is positioned not only for today but for the 2021, 2023 timeframe.

Jeff Clarke	And then maybe a couple of other data points, David. So as Tom said, lost share in the business had been declining 15 of the 16 previous quarters. We now have three quarters in a row of revenue growth, 10 percent in Q1, 13 percent in Q2, 6 percent in Q3. We took 330 basis points of share in Q1, 100 basis points of share in Q2. We expect based on what we know to be able to take share in Q3. We have a trend.

And my words, and Tom and I often have this conversation, we’ve stabilized a business that was in decline. We have work to do to continue to grow, and we’ve talked about this the last several calls. Part of the growth plan is investing in sales capacity and coverage to grow the buyer base. We are committed to grow the buyer base. We need more storage buyers and we are putting in the capacity in both our enterprise and commercial sales organizations to do so.

The second linchpin of that was to improve the overall competitiveness of the product. We have done that over the last 14 months increasingly improving our wide portfolio starting with the refresh of the PowerMax product, the high-end, highest performance storage array in the marketplace today, and a number of performance improvements over the years.

That is the foundation for us to grow as we move through this framework. The other part of our ISG operating income improvement needs to be continued server growth. We’ve talked about this as well moving up to the higher workloads where there are higher margins. We have an internal program that we call Server Business Transformation, which is fundamentally getting us to fight, making our business model more competitive and allowing us to move into the higher value workloads that are emerging today that carry better margins. That’s what we’re working on.

David Eller	Great. And then a follow-up question on the client solutions. It looks like one of your large competitors on a call just a little while ago talked about CPU shortages constraining growth in the first half of ‘19, tariff expectations, foreign exchange headwinds and all that kind of driving lower cash flow for their computer business.

So could you just talk about what you’ve got embedded for the first half of ‘19 when it comes to — calendar ‘19 — when it comes to tariffs, FX, and any demand impacts there?

Tom Sweet	Look hey, it’s Tom again. We don’t give guidance, but perhaps maybe Jeff can give you some thoughts around how we think about the framework about how we’re running the PC business.

Jeff Clarke	Sure, I think are several questions in there. If you think about the framework of we’ve communicated publicly about our PC business is a framework of outperforming on a relative basis outperforming the industry, roughly 115 basis points. If you look at that as fundamentally how do we perform relative to the rest of the industry, we put that framework in place.

You know we’re driving this business in the consolidation that is occurring in the PC industry, that we are driving it for profit, driving it for scale and driving it for cash flow. Those are the strategic tenets of the business, with a strong influence of innovation to drive differentiation across our various platforms.

We do have some headwinds. You named the three of them that certainly I called out as some supply chain headwinds in the quarter, some foreign currency headwinds in the quarter and clearly we didn’t call out tariffs. There is certainly uncertainty with the tariff picture, but we’ve successfully with our supply chain and the optionality that we have – have navigated the current list for tariffs quite successfully.

You may not know most of our desktops are already built in North America anyway. So we didn’t have a bunch of hurdles to jump through. And where we have incurred higher cost with tariffs, we have passed that through to end users. Interestingly, we haven’t seen an impact or no apparent impact to demand as we’ve done that.

Does that help?

David Eller	Very helpful, thank you for taking the time.

Operator	We’ll take our next question from Amit Daryanani from RBC Capital Markets.

Amit Daryanani	Thanks for taking my question, guys. You made comments a couple of times in the prepared statements that you wish your storage business grew faster than the 6 percent number it had. I’m curious what were the impediments that led to the deceleration versus the 13 percent and 10 percent growth you’ve had the last two quarters. What led to that downtick and does that kind work back as you go into calendar ‘19?

Jeff Clarke	I think what I called our specifically, Tom may even, as well, is the performance in the mid-range of our portfolio. I believe I called out we had double-digit performance in high-end in our unstructured portfolio and our all flash portfolio. It is the mid-range portfolio that didn’t grow to the degree that we would have liked. It’s where we put the most effort and innovation to close the competitive gaps that we would have had over the past year.

We feel very good where the portfolio is today as we head into next year. And we think that combined with this increased capacity and coverage and a focus on increasing the buyer base is how we’re going to drive and grow the storage business into next year.

Mind you, it still grew 6 percent and given our relative compares over the last four years, I’d put this into the pleased, but certainly not satisfied category. But, again, we’ve stabilized the business with three consecutive quarters of growth.

Amit Daryanani	If I can just follow up, when we think about this 14 percent margin target on the ISG side, as you were talking about, is there a revenue run rate that you need to achieve to get there and secondarily, are there any cost containment efforts ongoing that could get some delta from 9 to 14 percent, if it is the revenue basis? I know that storage is a big focus here, but I’m trying to understand how much margin expansion can be done with cost containment versus revenue growth.

Tom Sweet	Look, the overall revenue growth framework for the long-term guidance is out there, right, and we provided that framework. So there is anticipated revenue growth and as Jeff said, we run the business to take share and grow at a premium to the market.

Jeff Clarke	And we have a framework by each of the two large businesses in ISG — it’s relative performance.

Tom Sweet	So and we structured the guidance that way and you would appreciate this, Amit, just because, look, I’m not smart enough and we’re not smart enough to call the market what it looks like in FY ‘20 or ‘21 or ‘22, per se. We use IDC and some other third-party industry analysts to help us frame the market opportunity, but our vision is whatever the market is, we want to grow at a premium to that.

Having said that, look, I mean we continue to think there’s continued efficiency in the cost structure that needs to happen. And I think I’ve talked about that in the past in the context ofwe’ve made significant investments back into the business, particularly around go to market and selling capacity. And so that capacity needs to come up the productivity curve that was in the business cases that were presented to us that we approved, which drove the investment.

Now, to date as we track those cohorts that have come in from a sales capacity perspective, they are on that productivity curve, but it’s early. And that’s why you heard me talk about in my framework around FY ‘20 some thoughts around, hey look, we knew the back half of this year and early next year was going to be — we were going to have some cost dynamics there as that investment ramps. And we expect that to improve as we go through the year.

So we will continue to look for cost efficiencies and drive cost efficiencies and if you know our history, we have a history of taking out appropriate costs when we need to and making sure the P&L works the way we want it to work. And we’ll continue to look for those opportunities as we move forward.

But we do believe, by and large, as it relates to storage in particular that the opportunity there is growth and that we need to get back on a consistent, creaming the market growth trajectory that will allow us to recapture a fair amount of the share loss that we experienced over the last number of years. So that’s the playbook that we’re running right now.

Jeff Clarke	You called it out, Tom. It’s relative performance. We’ve publicly communicated an 8 to 9-point premium to industry growth. That lever over a five-year period claws back, just as you said, roughly two-thirds of the share loss that we’ve had over the previous four years and that’s the catalyst for growth in our storage business.

Amit Daryanani	Perfect.

Jeff Clarke	Thanks, Amit.

Tom Sweet	Thank you.

Amit Daryanani	Thank you.

Operator	We’ll take our next question from Jeff Harlib with Barclays.

Jeff Harlib	Hi, good afternoon.

Tom, you talked about the global macroeconomic headwinds. Can you just say if you’ve seen, particularly in your storage and server business, any indications of a slowdown with your customer base? And I also just want to know if the pressure on NAND prices, how that’s affecting margins in your storage business?

Tom Sweet	Look, Jeff, let me take the first one and then maybe Jeff and I will tag team the second part of that question.

The first part on global economic environment and headwinds, the reality is that to date not really other than in a few concentrated spots where perhaps there’s been a bit a slight investment pause in certain classes of customers. And a good example of that is UK public given the Brexit dynamic. But in general not yet.

Why I said it the way I said it, though, was because as we look into next year, one, if you flashback nine months ago the environment was uniformly positive and there wasn’t a lot of chatter around interest rate dynamics. Brexit although Brexit was clearly there but given the looming timeline, it’s become more prominent. Some of the macroeconomics, tariff conversation wasn’t in swing then. So there is more noise in the environment is the way I would say it.

And what we’re concerned about, although we haven’t seen it yet, is does that have a cumulative effect on business confidence? And we haven’t seen it yet, but it’s just something we’re keeping our eye on as we plan next year and as we think about where we want to position the business.

So, look, I was trying to be relatively transparent with you guys just about how we think about the macro, it’s still positive, global growth is forecasted to be mid to upper 2.5, 2.8, something in that range depending upon which forecast you believe. Now that’s down from this year but still positive and still healthy in a relative sense, but it’s just something we’re keeping our eye on.

Jeff Clarke	Then you have underneath that what we believe is a technology-led investment cycle where this data error that we’ve referenced in our discussions since September is taking a life on its own where companies are having to invest in modernizing their infrastructure. But are we seeing this in our server business, our server and networking business over the last four quarters has grown 32 percent, 27 percent, 41 percent, 34 percent and 30 percent. We are seeing mainstream server and on-prem deployment continuing to be strong in the business.

Tom Sweet	And then, Jeff, what was the second part of that question?

Jeff Harlib	With the NAND price pressure, how that impacts the flash, the solid-state part of your storage business?

Jeff Clarke	I’m not sure what price pressures. We think NAND is deflationary right now, SSDs are —

Jeff Harlib	I’m sorry. That’s what I mean, deflationary. Yeah, if there’s any benefit or how that’s affecting your margin.

Jeff Clarke	It is benefitting margins. You know our model, we do well in deflationary cost environments from our largest products and most advanced products and storage arrays that use a lot of SSDs all the way down to our PC business. We think there’s a deflationary environment for commodities like DRAM, NAND, and displays through the first half of next year.

Jeff Harlib	Great. Okay.

And then my follow-up, just transaction costs and other corporate EBITDA, adjusted EBITDA calculation has gone up this quarter. I assume some of that is the DVMT transaction, but are there any unusual items there and how should we look at those?

Tom Sweet	Jeff, remember that I highlighted in my talk track the goodwill impairment charge that we took on Virtustream of 190 million? So that’s a big part of that change, non-cash, but we needed to reset that business model and some of the solution capabilities there relative to where we think the market is moving. So that’s principally the biggest change.

Jeff Harlib	Okay. Thank you.

Robert Williams	Thank you.

Operator	We’ll take our next question from Thomas Egan with JP Morgan.

Thomas Egan	Good evening. Thanks for taking the question. My first question is: I know you guys don’t give guidance but I wondered, Tom, if you could talk sort of qualitatively about the announcement that Amazon made the other day regarding its — looking to get into the hardware business for private cloud.

I think on the VMware call, they talked about 2020 revenues being — growing 12 percent, and that included the additional revenue and bookings they expect to get because of that. I know Dell has sort of — it’s sort of a mixed thing for you. You get the up side of VMware, and potentially get another competitor in servers and networking. So maybe if you can just talk a little bit about how you’re viewing that going into next year. Is that a plus for Dell on the whole? Is it a push? Is it potentially a negative?

Tom Sweet	Look, hey, Tom, great question. I’ll let Jeff chime in, since it’s really his business, but since I get the first answer —

Jeff Clarke	You’re the boss.

Tom Sweet	— then I’ll give it to you. No, I am not the boss. So, look, I think, overall, what we think is that it validates our view of the world, which is it’s a multi-cloud, hybrid world, right? And you see the positioning that’s happening in the industry around that framework.

So, look, you know, obviously, it’s a competitor, but I do think that we’ve been in that world and I think it just reinforces our view of where technology and how compute is being used and it’s migrating to. Jeff, why don’t you —

Jeff Clarke	Well, I don’t know how to forecast what the revenues — what the impacts are, what they’re going to do. What I can tell you from our side, it wasn’t unexpected. I think from my point of view, it really is a validation of what we’ve been saying is the world is really a multi-cloud, hybrid world. Not everything is going to go to a handful of public clouds.

We think this multi-cloud, hybrid world is, certainly, where business is going. We’re seeing workloads repatriate to on-prem for cost reasons, security reasons, and performance reasons. And we think Dell Technologies is positioned quite nicely in this world.

If you think about it with Pivotal and our ability to be sort of the tip of the spear of this platform with cloud-native applications and container methodologies that allow our customers to modernize their software stack. You think about Boomi and data integration and our ability to bring that to the platform, all around VMware that we view as a control plane and an operational hub, and this operational hub can expand and extend into private, into public, and to bare metal deployment.

And then if you think about the solutions that we built today around VxRail, VxBlock, and VxRack, and our ability to take VMware’s VCF platform, VMC, and the broader VCP ecosystem, we think we are already doing this work, we can help customers work in a hybrid cloud and multi-cloud world. And you can have this operational hub extend from the edge to the core to the cloud all for one platform from Dell Technologies.

So, we think we’re in a pretty good position of where the technology’s moving to. Did that help?

Thomas Egan	Yes, it did, thank you. And then for my follow up, Tyler I think said that Dell was looking to pay down $4.8 billion coming due in the coming year, and I think you gave a whole bunch of ways you could do it — free cash flow, refinancing, revolver. I guess the question I have is: How much of that you think would be free cash flow? In other words, how much would truly be a pay-down of debts instead of refinancing somehow? And would you use free cash flow from VMware to take some of that down, kind of like you use free cash flow from VMware to take down DVMT?

Tyler Johnson	Yeah, hey, this is Tyler. I apologize. Maybe it wasn’t clear in terms of my talking points. But, really, I guess the way we’re thinking about that is our intent is to pay that down and not refinance it.

Now, a portion of that — a majority of that will come from free cash flow generation, a portion with the cash that we have on our balance sheet. And if you remember last year, you’ll see the same trend where in Q4 we’ll start to build cash and we’ll keep that cash and hold it for those June maturities.

And then, you know, look, because of the timing of cash flow, you know, my expectation is we’ll use a little bit of our revolver. And so, you know, there’s probably — you know, my expectation is that we’ll have some of that revolver outstanding at the end of Q2. Now, it really depends on where our cash does come in over the course of the next few quarters, but then over the course of Q3 and Q4, we’ll pay that revolver back.

So, I really wouldn’t view that or think about that as if we’re financing, we’re going to pay that debt down. And as it relates to VMware, I mean, look, nothing has really changed in terms of how we operate with VMware. And, you know, we want to make sure that they’re growing their business appropriately, and so there is no intent or plans or I’m not modeling getting any cash from VMware.

Thomas Egan	Okay, got it. Thank you very much.

Robert Williams	Thanks, Tom.

Operator	We’ll take our next question from Shannon Cross with Cross Research.

Shannon Cross	Thank you very much for taking my question. My first is regarding the accounting change you expect in Q1, just to make sure that we understand exactly as you’re hopefully at least going to be publicly traded after December.

The first quarter, I believe, Tom, you said $500- to $1.5 billion impact or was that annual? And, you know, is there any seasonality that we should think about as we look at that?

Tom Sweet	Hey, Shannon, the numbers I gave you were for a full-year estimate, right? So, for all of Fiscal ‘20.

The seasonality will follow the seasonality of the business because it will depend upon within the revenue streams that are coming in what part of that is financed through DFS and then what part of those would fall into a lease construct, that was previously a capital lease that will now have to be accounted for as an operating lease.

Let me do highlight, though, that there is no impact on cash. This is a financial statement presentation perspective and that EBITDA will actually be slightly higher as we think about the full year.

But I was trying to make sure that you guys, as you begin to think about building models for what will — we assume will be at some point a publicly traded class C, that the guidance framework that we put out earlier in the year, which gave you those sort of long-term frameworks did not have in it the impact of the leasing standard change. And so that’s — we’re trying to give you some air cover to help you think your way through that.

Shannon Cross	And just to be clear, you’re not — you said it’s “prospective” not “retrospective,” so it’ll just change going forward?

Tom Sweet	That’s correct. It’s prospective — if I get those words out properly.

Shannon Cross	Great. And, Jeff, can you talk a bit about what’s going on with Intel? We just got off HP’s call and, clearly, they’re expecting both in the high and the low end to see some pressure related to CPU shortages. So, from your standpoint, you know, did you start to see it this quarter? Can you give us some idea of magnitude just, you know, what can you tell us about what’s going on there?

Jeff Clarke	Well, they’re probably better able to tell you what’s going on at Intel. Let’s see, look, I’m sure you’ve heard from my competitors — or I should say our competitors — there’s supply constraints, there’s no doubt. There’s no denial that there is tightness in CPUs. And we have seen that and we’ve seen that across a range of SKUs.

We are working it real time, as you’d expect us to do. We believe with our direct model, we have a lot of ability to be able to shape demand. We haven’t built this stuff months in advance and we’re stuck with what was coming, so we had the ability to dynamically shape with our direct model and sell configurations that we can build. We are doing that. We are changing the lead time. We are adjusting price to throttle demand in areas where we’re short, and certainly, pricing where we have parts, so we can create demand there.

We’ve incurred cost to do that. Particularly, what happens is we’re having to air freight and expedite in the supply chain, which is the reference I made about the added cost in our model, or in our business, of being able to build flexibility. We see that. I see it today. I see it through Q4. It will be a challenge throughout the quarter.

We believe we have positioned ourselves appropriately. I don’t see any apparent impact to demand, and we’re going to continue to help deliver to our customers when they give us the luxury of taking their order. So, we’re working through it. Is it a challenge? Of course it is. We, again, are literally dynamically working this every single day. If you go to the website, we are changing lead time, we are changing price, we’re changing configuration based on what we’re expecting to have come. And we’re going to continue to do that.

I don’t know if that helped answer your question.

Shannon Cross	Yes. Thank you for the added insight.

Jeff Clarke	You bet.

Operator	We’ll take our next question from Ana Goshko with Bank of America Merrill Lynch.

Ana Goshko	Hi, thanks very much. I wanted to focus on free cash flow a little bit, so I guess this is for Tyler.

In the quarter, you mentioned the pressures, aside from seasonal, it sounds like the biggest one was really inventory as you grapple with and try to deal with the supply chain issues. And if we do exclude VMware, kind of deconsolidate that, the Dell mothership free cash flow, I think that was negative in the quarter.

And then you talked about some continued kind of inventory buildup expectations, you know, for the next several quarters. So, you know, wondering what the expectation is to have the Dell classic free cash flow turn positive? I guess that’s the first question.

Tyler Johnson	Yeah. Look, I mean, you’re 100 percent correct. I mean, this is a little bit atypical. Although cash flow in Q3, as you know, does tend to trend lower, but the inventory clearly had an impact. And, look, we’ll work through it. I mean, so I think, you know, what you’ll see is it’ll probably take us a few quarters. I mean, the build in inventory was for good reason, and we want to make sure we’re in the right position for our customers. And I would expect probably over the course of the first half of the year next year, we’ll have those down to the normal levels that we typically see.

Tom Sweet	Hey, Tyler, I just want to make sure that everyone understands that this is not the new norm of where we’re going to —

Tyler Johnson	Not at all, yeah. Yeah.

Tom Sweet	There are specific business reasons why we thought it was prudent to add inventory into the balance sheet in order to highlight some supply chain dynamics. We’ve highlighted the fact that we do have a strong — Q4 is seasonally strong. We need to be positioned for our customers.

This is not the new norm on where we’re going to run inventory.

Ana Goshko	Okay. And then just to follow up on that, then, I’m having a little bit of trouble sort of reconciling the answer that you gave to Tom Egan on the ability to repay over $4 billion of debt from free cash flow because without VMware, I mean, that’s not where you guys are tracking. I think last year, you know, Dell classic business had low $2 billion of free cash flow, that’s kind of where you’re tracking on a pro-rata basis this year.

So I’m just — you know, it seems like your deleveraging plans do, to some degree, depend on being able to access VMware’s free cash flow. And I’m wondering why that’s off the table.

Tyler Johnson	Well, look, you know, without giving guidance about what we see, you know, next year’s cash flow, you know, as we’ve modeled this out and forecasted this out, you know, we’re going to throw off good cash. And, obviously, Q4 is always an up quarter for cash. Q1 tends to be a weaker quarter, and then that’s followed by a good Q2.

As I mentioned, you know, we’ve got an over $3.3 billion revolver which is undrawn and my expectation is we will dip into that. It’s purely bridging, right? So, it’s bridging me into that part of the year next year where we do start to generate good cash flow. We typically generate a little bit more in the second half of the year.

But, no, I mean, once again, based on what I know now and my expectations, we’ll be in a good position to pay that down.

Ana Goshko	Okay, thank you very much.

Robert Williams	All right, hey, this is Rob. I’m going to go ahead and take that as an opportunity to make that the last call. Thank you, Ana.

Appreciate everyone joining tonight. Wish everyone a happy holiday season and hope you get to spend time with your family and friends. We look forward to an expected close of the transaction in December and expected trading as a class-C common on the 28th under the current scenario that I described. And we will be out at the Citi Conference in Las Vegas in conjunction with CES with Jeff Clarke. So, look forward to seeing some of you there then.

Have a great evening.

END

Non-GAAP Financial Measures:

This press release presents information about Dell Technologies’ non-GAAP net revenue, non-GAAP gross margin, non-GAAP operating expenses, non-GAAP operating income, non-GAAP net income, EBITDA and adjusted EBITDA, which are non-GAAP financial measures provided as a supplement to the results provided in accordance with generally accepted accounting principles in the United States of America (“GAAP”). A reconciliation of each historical non-GAAP financial measure to the most directly comparable historical GAAP financial measure is provided in the attached tables for each of the fiscal periods indicated.

No reconciliation of Dell Technologies’ non-GAAP revenue, non-GAAP operating income or non-GAAP net income guidance for fiscal year 2019 to the most comparable GAAP financial measures is included in the attached tables. These non-GAAP financial measures exclude the impact of purchase accounting and in some instances amortization of intangibles, transaction-related expenses, other corporate expenses and adjustments for income taxes. Dell Technologies is not able, without unreasonable efforts, to accurately forecast the excluded items at the level of precision that would be required to be included in the reconciliations.

Special Note on Forward-Looking Statements:

Statements in this press release that relate to future results and events (including the financial guidance with respect to non-GAAP revenue, non-GAAP operating income and non-GAAP net income) are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933 and are based on Dell Technologies’ current expectations. In some cases, you can identify these statements by such forward-looking words as “anticipate,” “believe,” “confidence,” “could,” “estimate,” “expect,” “guidance,” “intend,” “may,” “objective,” “outlook,” “plan,” “project,” “possible,” “potential,” “should,” “will” and “would,” or similar words or expressions that refer to future events or outcomes.

Dell Technologies’ results or events in future periods could differ materially from those expressed or implied by these forward-looking statements because of risks, uncertainties, and other factors that include risks relating to the proposed exchange of shares of Dell Technologies Class V common stock for shares of Class C common stock or, at the holder’s election, cash, including but not limited to: (i) the failure to consummate or delay in consummating the proposed transaction, including the failure to obtain the requisite stockholder approvals or the failure of VMware, Inc. (“VMware”) to pay the special dividend or any inability of Dell Technologies to pay the cash consideration to Class V holders; (ii) the risk as to the trading price of Class C common stock to be issued by Dell Technologies in the proposed transaction relative to the trading price of shares of Class V common stock and VMware common stock; and (iii) the risks discussed in the “Risk Factors” section of the registration statement on Form S-4 (File No. 333-226618) that has been filed with the Securities and Exchange Commission (the “SEC”) and declared effective, and the risks discussed in the “Update to Risk Factors” section of the supplement to the definitive proxy statement/prospectus that has been filed with the SEC. Other risks, uncertainties and factors include competitive pressures; Dell Technologies’ reliance on third-party suppliers for products and components including reliance on single-source or limited-source suppliers; Dell Technologies’ ability to achieve favorable pricing from its vendors; adverse global economic conditions and instability in financial markets; Dell Technologies’ execution of its growth, business and acquisition strategies; the success of Dell Technologies’ cost efficiency measures; Dell Technologies’ ability to manage solutions and products and services transitions in an effective manner; Dell Technologies’

ability to deliver high-quality products and services; Dell Technologies’ foreign operations and ability to generate substantial non-U.S. net revenue; Dell Technologies’ product, customer, and geographic sales mix, and seasonal sales trends; the performance of Dell Technologies’ sales channel partners; access to the capital markets by Dell Technologies or its customers; weak economic conditions and additional regulation; counterparty default risks; the loss by Dell Technologies of any services contracts with its customers, including government contracts, and its ability to perform such contracts at its estimated costs; Dell Technologies’ ability to develop and protect its proprietary intellectual property or obtain licenses to intellectual property developed by others on commercially reasonable and competitive terms; infrastructure disruptions, cyberattacks, or other data security breaches; Dell Technologies’ ability to hedge effectively its exposure to fluctuations in foreign currency exchange rates and interest rates; expiration of tax holidays or favorable tax rate structures, or unfavorable outcomes in tax audits and other tax compliance matters; impairment of portfolio investments; unfavorable results of legal proceedings; increased costs and additional regulations and requirements as a result of Dell Technologies operation as a public company; Dell Technologies’ ability to develop and maintain effective internal control over financial reporting; compliance requirements of changing environmental and safety laws; the effect of armed hostilities, terrorism, natural disasters, and public health issues; Dell Technologies’ substantial level of indebtedness; the impact of the financial performance of VMware; and the market volatility of Dell Technologies’ pension plan assets.

This list of risks, uncertainties, and other factors is not complete. Dell Technologies discusses some of these matters more fully, as well as certain risk factors that could affect Dell Technologies’ business, financial condition, results of operations, and prospects, in its reports filed with the SEC, including Dell Technologies’ Annual Report on Form 10-K for the fiscal year ended February 2, 2018, quarterly reports on Form 10-Q, and current reports on Form 8-K. These filings are available for review through the SEC’s website at www.sec.gov. Any or all forward-looking statements Dell Technologies makes may turn out to be wrong and can be affected by inaccurate assumptions Dell Technologies might make or by known or unknown risks, uncertainties and other factors, including those identified in this press release. Accordingly, you should not place undue reliance on the forward-looking statements made in this press release, which speak only as of its date. Dell Technologies does not undertake to update, and expressly disclaims any duty to update, its forward-looking statements, whether as a result of circumstances or events that arise after the date they are made, new information, or otherwise.

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This communication is being made in respect of the proposed merger of a wholly-owned subsidiary of Dell Technologies Inc. (the “Company”) with and into the Company, with the Company as the surviving entity, pursuant to which each share of Class V common stock of the Company will, at the election of the holder, convert into the right to receive shares of Class C common stock of the Company or cash, without interest, and each existing share of Class A common stock, Class B common stock and Class C common stock of the Company will be unaffected by the merger and remain outstanding. The proposed transaction requires the approval of a majority of the aggregate voting power of the outstanding shares of Class A common stock, Class B common stock and Class V common stock other than those held by affiliates of the Company, in each case, voting as a separate class, and all outstanding shares of common stock of the Company, voting together as a single class, and will be submitted to stockholders for their consideration. The Company has filed a registration statement on Form S-4 (File No. 333-226618). The registration statement was declared effective by the SEC on October 19, 2018, and a definitive proxy statement/prospectus was mailed on or about October 23, 2018 to each holder of Class A common stock, Class B common stock, Class C common stock and Class V common stock entitled to vote at the special meeting in connection with the proposed transaction. The Company also filed a supplement to the definitive proxy statement/prospectus on November 26, 2018, which was mailed on or about November 26, 2018 to each holder of Class A common stock, Class B common stock, Class C common stock and Class V common stock entitled to vote at the special meeting in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE SUPPLEMENT AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may get these documents, when available, for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting the Company’s website at http://investors.delltechnologies.com.

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